Mail Stop 3561

      March 1, 2006


Robert J. Ingato, Esq.
Executive Vice President
General Counsel and Secretary
CIT Group Inc.
1 CIT Drive
Livingston, New Jersey 07039

Re:	CIT Funding Company, LLC
	Amendment No. 4 to Registration Statement on Form S-3
	Filed February 24, 2006
      File No. 333-53688

Dear Mr. Ingato,

      We have reviewed your responses to the comments in our letter dated February 21, 2006 and have the following additional comments.
Please note that all page references below correspond to the marked version of your filing provided by counsel.

General
1. We reissue comment 1 of our letter dated February 21, 2006 in part. Please further revise the disclosure regarding the revolving period to provide the percentage of the asset pool and any class or series of the asset-backed securities represented by the assets to be acquired during the revolving period. See subparagraph (5)(iv) of
Item 1103(a) of Regulation AB.

Prospectus Supplement

The Issuing Entity, page S-28
2. While we note the revisions you have made in response to comment 5 of our letter dated February 21, 2006, your disclosure in the third paragraph of this section still indicates that the assets of one issuing entity will not be available to make payments on the securities issued by another issuing entity "except to the extent that certain contracts of an issuing entity are cross-collateralized through a contractual interest in equipment relating to contracts of another issuing entity." Please revise to remove this language from your filing or advise.


*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Messeret Nega at (202) 551-3316. If you need further assistance, you may contact me at (202) 551-3454.

								Sincerely,


								Sara D. Kalin
								Branch Chief-Legal

cc:	Via Facsimile (212) 547-5444
	Mr. Howard Mulligan, Esq.
	McDermott Will & Emery LLP
	Telephone: (212) 574-5400

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Robert J. Ingato, Esq.
CIT Group Inc.
March 1, 2006
Page 1